DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

December 8, 2025

VIA EDGAR
==========
Alberto H. Zapata
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	IDA Private Access Fund; File Nos. 333-288602 and 811-24101

Dear Mr. Zapata,

On July 10, 2025, IDA Private Access Fund (the “Fund” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-2 (the “Registration Statement”). On August 12, 2025, you provided written comments regarding the Registration Statement. On October 14, 2025, the Registrant filed pre-effective amendment 1 to the Registration Statement to address your comments (the “Amendment”). On December 2, 2025, staff accountant, Shandy Pumphrey, provided comments to the Amendment, and on December 3, 2025 you confirmed you had additional comments to the Amendment. Please find below Ms. Pumphrey’s comments to the Amendment and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.

General

1.       Please file a pre-effective amendment that includes iXBRL to address the comments along with a new audit consent.

The Registrant will file a pre-effective amendment to the Registration Statement that includes iXBRL and a new audit consent.

PROSPECTUS

2.       Please confirm in correspondence whether the fund intends to issue preferred shares or incur leverage within a year of the effective date of the Registration Statement. If so, add any necessary captions to the fee table.

The Registrant does not intend to issue preferred shares or incur leverage within a year of the effective date of the Registration Statement.

3.       On page 4, please reconcile the stated expense cap of 1.80% with the 2.00% expense cap stated elsewhere in the Registration Statement.

The Registrant has not revised the disclosure to correct the typo in the expense cap.

STATEMENT OF ADDITIONAL INFORMATION

4.       Please confirm that financial statements going forward will include segment disclosures in accordance with accounting standards codification 280 including a chief operating decision maker.

The Registrant so confirms.

5.       In the notes to the financial statements, please reconcile the language in notes with respect to who is paying the organizational expenses of the Fund, which states that the Adviser paid them, with the statement on p.28 of the prospectus in “Fund Expenses”, which states that they are a Fund expense.

While the organizational costs are Fund expenses as stated in the prospectus, the Adviser ultimately pays them to the extent total Fund expenses (including organizational costs) are over the expense cap, and the Adviser can recoup any such expenses paid in accordance with the ELA as described in the notes to the financial statements. The Registrant, therefore, believes the disclosure as stated is consistent.

* * *

If you have any questions or comments, please contact the undersigned at 404.736.7863. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle